[redacted]

SEC
Mail Processing
Section

SEC 08029655 1ISSION

APR 0 1 2008

Washington, DC
105

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66866 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gradient Trading, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 Pine Street, Suite 3
(No. and Street)

New Canaan (City) Connecticut (State) 06840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nate Sherman 212-822-1421
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) Connecticut (State) 06897 (Zip Code)

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Paul Crowley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gradient Trading, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN TUCEI
Notary Public, Connecticut
My Commission Expires Aug. 31, 2012

Signature

Manager
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GRADIENT TRADING, LLC

## REPORT PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

## FOR THE YEAR ENDED DECEMBER 31, 2007

GRADIENT TRADING, LLC

CONTENTS

**Halpern & Associates, LLC**
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

# INDEPENDENT AUDITORS' REPORT

To the Members of
Gradient Trading LLC

We have audited the accompanying statement of financial condition of Gradient Trading LLC (the "Company"), as of December 31, 2007 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Gradient Trading LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 to 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Wilton, Connecticut
March 21, 2008

GRADIENT TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

## ASSETS

| | |
|---|---|
| Cash | $ 8,835 |
| Securities owned, at market value | 32,294,598 |
| Receivable from clearing broker | 20,697,684 |
| Accrued interest and dividends | 8,668 |
| Other assets | 138,297 |
| TOTAL ASSETS | $ 53,148,082 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Securities sold, but not yet purchased, at market value | $ 33,698,694 |
| Accounts payable and accrued expenses | 492,866 |
| TOTAL LIABILITIES | 34,191,559 |
| MEMBERS' EQUITY | 18,956,522 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 53,148,082 |

The accompanying notes are an integral part of this statement.

GRADIENT TRADING, LLC

CONDENSED SCHEDULE OF INVESTMENTS

DECEMBER 31, 2007

| DESCRIPTION | PERCENT OF NET ASSETS | MARKET VALUE |
|---|---|---|
| Investments in Securities:<br>COMMON STOCKS - LONG POSITIONS | | |
| Conglomerates | 3.71% | $ 703,351 |
| Consumer Discretionary | 27.12% | 5,141,187 |
| Consumer Staples | 20.24% | 3,837,363 |
| Energy | 5.44% | 1,031,232 |
| Financials | 14.21% | 2,692,966 |
| Health Care | 27.96% | 5,300,120 |
| Industrials | 16.45% | 3,118,000 |
| Information technology | 31.91% | 6,048,534 |
| Materials | 8.80% | 1,668,900 |
| Technology | 0.08% | 15,856 |
| Telecommunication Services | 4.10% | 777,419 |
| Utilities | 10.34% | 1,959,670 |
| Total Common Stocks | 170.36% | $ 32,294,598 |

The accompanying notes are an integral part of this statement.

GRADIENT TRADING, LLC

CONDENSED SCHEDULE OF INVESTMENTS

DECEMBER 31, 2007

| DESCRIPTION | PERCENT OF NET ASSETS | MARKET VALUE |
|---|---|---|
| Investments in Securities: COMMON STOCKS - SHORT POSITIONS | | |
| Conglomerates | 5.86% | $ (1,110,481) |
| Consumer Discretionary | 34.74% | (6,585,989) |
| Consumer Staples | 8.49% | (1,609,173) |
| Energy | 6.53% | (1,238,058) |
| Financials | 39.36% | (7,461,605) |
| Health Care | 14.92% | (2,827,440) |
| Industrials | 14.91% | (2,825,907) |
| Information technology | 20.76% | (3,935,240) |
| Materials | 12.40% | (2,351,086) |
| Technology | 5.26% | (996,560) |
| Telecommunication Services | 3.62% | (685,626) |
| Utilities | 10.93% | (2,071,529) |
| Total Common Stocks | 177.77% | $ (33,698,694) |

The accompanying notes are an integral part of this statement.

# GRADIENT TRADING, LLC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| NET TRADING INCOME | | $ 5,482,938 |
| INVESTMENT INCOME | $ 1,098,146 | |
| EXPENSES | | |
| Trader compensation and benefits | 1,151,949 | |
| Data and information services | 1,065,248 | |
| Interest expense | 666,216 | |
| Software licensing fees | 234,688 | |
| Dividends on short sales | 213,637 | |
| Professional fees | 148,107 | |
| Clearance and exchange fees | 109,557 | |
| Other Expenses | 107,006 | |
| Regulatory and registration fees | 7,970 | |
| TOTAL EXPENSES | 3,704,379 | |
| NET INVESTMENT LOSS | | (2,606,233) |
| NET INCOME | | $ 2,876,705 |

The accompanying notes are an integral part of this statement.

GRADIENT TRADING, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

| | Managing Member | Investing Member | Total |
|---|---|---|---|
| Members' Equity as of 1/1/07 | $ 1,549 | $ 8,394,113 | $ 8,395,662 |
| Capital Contribution | | 10,800,000 | 10,800,000 |
| Allocation of Net Income | 288 | 2,876,417 | 2,876,705 |
| Member Distributions | | (3,115,845) | (3,115,845) |
| Members' Equity as of 12/31/07 | $ 1,837 | $ 18,954,685 | $ 18,956,522 |

The accompanying notes are an integral part of this statement.

GRADIENT TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | | $ 2,876,705 |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| (Increase) decrease in operating assets: | | |
| Securities Owned at Market Value | $ (17,000,330) | |
| Receivable from clearing broker | (19,148,584) | |
| Accrued interest and dividends | 7,173 | |
| Other assets | (17,944) | |
| Increase (decrease) in operating liabilities: | | |
| Securities sold, but not yet purchased, at market value | 25,924,924 | |
| Accounts payable and accrued expenses | 82,224 | |
| Member redemption payable | (428,324) | |
| TOTAL ADJUSTMENTS | | (10,580,861) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | (7,704,157) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Capital contributions | 10,800,000 | |
| Capital withdrawals | (3,115,845) | |
| NET CASH USED BY FINANCING ACTIVITIES | | 7,684,155 |
| NET DECREASE IN CASH | | (20,002) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | 28,836 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | | $ 8,834 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION: | | |
| Interest and dividends received during the period | | $ 1,098,146 |
| Interest paid during the period | | 666,216 |

The accompanying notes are an integral part of this statement.

## 1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Gradient Trading LLC (the "Company") was organized in the State of Delaware and is a registered broker dealer with the U.S. Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Philadelphia Stock Exchange (the "PHLX").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The Company's policy is to continuously monitor its exposure to market and counterparty risk.

The Company places its cash with quality financial institutions. Funds deposited with a single financial institution are insured up to $100,000 in aggregate with by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may be in excess of balances insured by FDIC.

## 2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates by the Fund's management. Actual results could differ from these estimates. All amounts are expressed in U.S. dollars.

For purposes of the statement of cash flows the Company considers money market funds to be cash equivalents.

The Company's trading activities include short sales of equity securities, as well as the writing of futures options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risks by holding offsetting security or option positions. Investments in securities and securities sold short traded on a national securities exchange or listed on Nasdaq are valued at the last price on the date of valuation, or if such price is not available, the security is valued based on the low "bid" (for securities owned) and at the high "ask" price (for securities sold short) at the close of business.

Purchases and sales of securities, and the related income and expenses, are recorded on a trade-date basis. Dividend income and dividends on securities sold short are recorded on the ex-dividend date. Realized gains and losses are recognized primarily based on the first-in, first-out method.

The industry classifications included in the condensed schedule of investments represent the manager's belief as to the most meaningful presentation of the classification of the Company's investments.

The accompanying condensed schedule of investments consists primarily of securities of companies whose principal offices are located in the United States.

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair values measurements. Effective January 1, 2008, management has implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

## 3. DUE FROM BROKER

The Company has an agreement with a clearing broker that has custody of the Company's securities and, from time to time, cash balances. All securities owned and the receivable from the clearing broker reflected on the statement of financial condition are positions carried by and amounts receivable from this clearing broker.

These securities and/or cash positions serve as collateral for any amounts due to broker as well as collateral for securities sold short or securities purchased on margin.

The fund is subject to credit risk if the broker is unable to repay balances due, or to deliver securities in its custody. Management monitors these brokers' financial condition, and does not anticipate any losses from these counterparties.

## 4. SECURITIES SOLD SHORT

Securities sold short may give rise to off-balance sheet risk. The Company may sell a security it does not own in anticipation of a decline in the fair value of the security. When the Company sells a security short, it must borrow the security sold short. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Company has

recorded this obligation in the financial statements at the December 31, 2007 fair value of these securities. There is an element of risk in that, if the securities increase in value, it will be necessary to purchase the securities at a cost in excess of the obligation reflected on the statement of assets and liabilities.

## 5. DERIVATIVE CONTRACTS

In the normal course of business, the Fund enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Fund's investment strategies and are utilized primarily to structure the portfolio to match the investment objectives of the Fund. The Fund's derivative trading activities involve the purchase and sale of exchange-traded futures contracts and options. The Fund records its derivative activities on a mark-to-market basis and changes in market values are reflected in the statement of operations.

## 6. CONDENSED SCHEDULE OF INVESTMENTS

Generally accepted accounting principles require that investment partnerships provide a condensed schedule of investments by type, geographic region and industry, which includes disclosure of any position whose market value exceeds 5% of Members' Capital. Total long and total short positions are to be considered separately.

Due to the Company's trading strategy, there are no positions that exceed 5% of Members' Capital as of December 31, 2007.

## 7. FINANCIAL HIGHLIGHTS

The following represents the ratios to average investing members' capital and total return information for the year ended December 31, 2007:

| | |
|---|---|
| Total return | 27.27% |
| Ratios to average investing members' capital: | |
| Total expenses per statement of income | 41.58% |
| Net investment loss per statement of income | (29.25)% |

The above ratios and the total return are calculated based on all investing members' capital taken as a whole. An individual member's ratio and return may vary from these numbers based on the timing of capital transactions.

## 8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $9,928,191, which exceeded the minimum requirement of $100,000 by $9,828,191. The Company's ratio of aggregate indebtedness to net capital ratio was 4.96 to 1.

GRADIENT TRADING, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2007

| | | |
|---|---|---|
| CREDITS | | |
| Members' Equity | | $ 18,956,522 |
| DEBITS | | |
| Non-allowable Assets | $ 138,297 | |
| Commodity futures contracts and spot commodities charges | 545,400 | |
| TOTAL DEBITS | | 683,697 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | | 18,272,825 |
| Haircuts on securities positions | | 8,344,634 |
| NET CAPITAL | | 9,928,191 |
| Minimum net capital requirement | | 100,000 |
| EXCESS NET CAPITAL | | $ 9,828,191 |
| AGGREGATE INDEBTEDNESS | | |
| Accrued expenses and other liabilities | | $ 492,866 |

Ratio of aggregate indebtedness to net capital 0.05 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X - 17a - 5 Part IIA.

See the accompanying Independent Auditor's Report.

GRADIENT TRADING, LLC

# COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2007

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditors' Report

**Halpern & Associates, LLC**
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Gradient Trading LLC

In planning and performing our audit of the financial statements and supplemental schedules of Gradient Trading LLC (the "Company"), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether

those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Halpern & Associates, LLC

Wilton, Connecticut
March 21, 2008

END